UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 1-15659

Dynegy Midwest Generation, Inc.

401(k) Savings Plan For

Employees Covered Under a

Collective Bargaining Agreement

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR

EMPLOYEES COVERED UNDER A

COLLECTIVE BARGAINING AGREEMENT

Financial Statements for the

Years Ended December 31, 2005 and 2004

and Report of Independent Registered Public Accounting Firm

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	15

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	16

EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees

Covered Under a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 16, 2006

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments:
Cash and temporary cash investments	$168	$1,635
Investments at fair value:
Plan interest in Master Trust	11,052,937	19,815,569
Registered investment companies	51,130,365	45,877,679
Common collective trust	10,774,081	11,588,082
Common stocks	1,032,651	1,121,533
Preferred stocks	—	16,086
Participant loans	1,407,560	1,795,956

Total investments	75,397,762	80,216,540

Receivables:
Employer contributions receivable	9,468	7,290
Due from broker for securities sold	—	15,880

Total receivables	9,468	23,170

TOTAL ASSETS	75,407,230	80,239,710

LIABILITIES:
Due to broker for securities purchased	12,245	50,510

TOTAL LIABILITIES	12,245	50,510

NET ASSETS AVAILABLE FOR BENEFITS	$75,394,985	$80,189,200

The accompanying notes are an integral part of the financial statements

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$2,514,619
Employer	705,016

Total contributions	3,219,635

Investment income:
Net appreciation in fair value of investments	3,495,601
Dividend and interest income	1,177,129
Interest on participant loans	80,393

Total investment income	4,753,123

TOTAL ADDITIONS	7,972,758

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	12,664,193
Administrative expenses	12,065
Other deductions	90,715

TOTAL DEDUCTIONS	12,766,973

NET DECREASE	(4,794,215)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	80,189,200

End of year	$75,394,985

The accompanying notes are an integral part of the financial statements

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, formerly known as Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and administered by Dynegy Inc. (the “Company”) for certain eligible employees of Dynegy Midwest Generation, Inc. (“DMG,” or the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a trustee. Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and to otherwise help participants prepare financially for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All employees of the Employer who are covered under a collective bargaining agreement are eligible to participate in the Plan other than (a) certain nonresident aliens, (b) leased employees, (c) employees who have waived participation in the Plan and (d) individuals who are deemed to be employees only under certain Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Active participation ceases upon termination of employment with the Employer.

Plan Changes and Amendments

Effective as of various dates during 2004 and 2005, the Plan was amended to clarify various provisions, including the creation of the separate account for catch–up contributions and the rights related to such account, the definition of disability and related distribution provision, the administrative provisions for withdrawals and loans, to permit the rollover contribution of participant loans if the distribution of a participant’s vested interest from another qualified plan is made in connection with an acquisition of stock or the assets by the Employer, and effective as of March 28, 2005, to reduce the automatic cash-out amount from $5,000 to $1,000.

Effective immediately prior to the consummation on September 30, 2004, of the transactions contemplated by the Stock Purchase Agreement between the Company, Illinova Corporation, Illinova Generating Company and Ameren Corporation, the Plan was amended to eliminate Illinois Power Company (“IP”) as an Employer under the Plan and to provide for the rollover of outstanding loans for IP employees who elected a direct rollover of their Plan benefits to a plan sponsored by Ameren Corporation.

Effective April 1, 2004, the Plan’s definition of Compensation applicable to after-tax contributions was amended to exclude bonuses, overtime, and commissions to be consistent with the definition of Compensation for other purposes under the Plan.

Effective January 1, 2004, the Plan was amended to provide that all eligible employees who are eligible to make before-tax contributions under the Plan and who have attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Catch-up contributions are not matched by Employer matching contributions.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their account each year.

Contributions

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may also “roll-over” into the Plan amounts distributed from another eligible retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund in accordance with the procedures established by the Plan Administrator.

The Employer contributes a match each pay period to the Plan equal to 50% of the participant’s before-tax contributions that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period. In addition, for each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Dynegy Stock Fund (the “Stock Fund”) in the Dynegy Inc. Master Trust (the “Master Trust”) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability. The discretionary contribution is made to the Stock Fund and is allocated to participants as units in the Stock Fund. Dividends earned on these shares are also invested in the Stock Fund. No contributions were made under this arrangement for plan years 2005 and 2004.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment, disability or death. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000. Earnings will continue to accrue on undistributed accounts. Generally, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant reaches age 70-1/2 or the calendar year in which the participant terminates employment. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Forfeitures

In the event a participant’s before-tax contributions exceed Plan and/or IRS limits, such contributions are distributed and any related Employer matching contributions are forfeited. Further, each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture. Forfeitures are used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2005 and 2004, was $2,437 and $3,595, respectively. In 2005, administrative expenses were reduced by $3,200 of forfeitures.

Loans

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (formerly known as the Illinois Power Company Incentive Savings Plan) as participants shift out of or into positions covered by a collective bargaining agreement.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (Master Trust) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was approximately 23% and 22%, respectively.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price		Fair value at December 31,
		2005	2004
Plan interest in Dynegy Inc. Master Trust	*	$11,052,937	$19,815,569
AFG Fundamental Investors Fund		13,900,174	14,694,518
Vanguard Growth Equity Fund		17,307,471	19,590,387
Vanguard Retirement Savings Trust		10,774,081	11,588,082

*	Includes both participant-directed and non-participant directed amounts. See Note 6.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,495,601 during 2005 as follows:

Year ended December 31, 2005
Plan interest in Master Trust	$221,395
Registered investment companies	3,274,206

$3,495,601

4.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan were held in the Master Trust, with assets of other qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Inc. 401(k) Savings Plan, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2005	2004
Net Assets:
Investments at fair value:
Employer securities	$47,262,060	$57,054,305
Common collective trust	—	4,078,748
Registered investment companies	—	30,254,463
Receivables:
Employer contributions receivable	85,019	95,667
Fund units receivable	—	2,329
Accrued expenses	—	(5,860)
Fund units payable	—	(86,419)

	$47,347,079	$91,393,233

Investment income for the Master Trust is as follows:

Year ended December 31, 2005
Investment Income:
Net appreciation in fair value of investments:
Employer securities	$2,625,852
Registered investment companies	(836,306)

1,789,546
Dividends and interest	13,568

$1,803,114

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company’s insider trading policy. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2005	2004
Net assets:
Investments, at fair market value:
Employer securities	$11,052,937	$12,210,991
Employer contributions receivable	9,468	7,290

	$11,062,405	$12,218,281

Year ended December 31, 2005
Changes in net assets:
Contributions	$899,900
Net appreciation in fair value of investments	402,404
Loan repayments	132,173
Benefit payments	(1,581,442)
Loan withdrawals	(112,609)
Administrative expenses	(2,621)
Other deductions	(25,259)
Transfer from participant-directed investments, net	(868,422)

$(1,155,876)

7.	COMMITMENTS AND CONTINGENCIES

Class action suit

In January 2005, three DMG union employees who are participants in the Plan, purporting to represent all DMG and IP employees who held Dynegy Inc. common stock through the Plan during the period from February 2000 through the present, filed a lawsuit in federal court in the Southern District of Illinois against the Company, IP, DMG and several individual defendants. The complaint alleges violations of ERISA in connection with the Plan, including claims that certain former officers of the Company (who are past members of the Benefit Plans Committee) breached their fiduciary duties to Plan participants and beneficiaries in connection with the Plan’s investment in Dynegy Inc. common stock—in particular with respect to the Company’s financial statements, Project Alpha, round trip trades and gas price index reporting. The lawsuit seeks unspecified damages for the losses to the Plan, as well as attorney’s fees and other costs. On March 15, 2006, an amended complaint was filed in the case. On April 5, 2006, the Company filed a motion to dismiss the amended complaint. On June 16, 2006, the court granted the motion to dismiss, and dismissed plaintiffs’ fiduciary misrepresentation claim without prejudice. The other counts in plaintiffs’ amended complaint remain pending.

DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor, Employee Benefits Security Administration, of an investigation of the Plan under ERISA Section 504. The investigation relates to the Plan year ended December 31, 1998, and subsequent years, and to the recent class action litigation involving the Plan. The Company continues to provide information as requested.

SUPPLEMENTAL SCHEDULE

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2005

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest In Master Trust	Master Trust	$15,065,961	$11,052,937
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	2,292,191
	PIMCO Total Return Bond Fund	Registered Investment Company	**	1,941,774
	AFG Fundamental Investors Fund	Registered Investment Company	**	13,900,174
*	Vanguard Capital Opportunity Fund	Registered Investment Company	**	3,015,841
*	Vanguard Global Equity Fund	Registered Investment Company	**	864,392
*	Vanguard Growth Equity Fund	Registered Investment Company	**	17,307,471
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	747,747
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	3,401,263
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	2,296,534
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	428,531
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	100,599
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	487,261
*	Vanguard Total Stock Market Investment Fund	Registered Investment Company	**	3,439,872
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	10,774,081
		Various maturities and interest rates
*	Loan Fund	ranging from 5% - 10.5%	**	1,407,560

Self-directed Brokerage Account:
	Summary of participant directed brokerage accounts	Various	**	1,939,534

		Total		$75,397,762

*	A party-in-interest to the plan
**	Cost not required for participant directed investments

SIGNATURE

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement

By:	/s/ Julius Cox
Julius Cox, Chairman
Dynegy Inc. Benefit Plans Committee

Date: June 28, 2006